Exhibit 99.3

NYSE-A: ROY	NR 09-25
TSX: IRC	December 18, 2009

INTERNATIONAL ROYALTY CORPORATION ENTERS INTO ARRANGEMENT AGREEMENT WITH ROYAL GOLD, INC.

DENVER, COLORADO - December 18, 2009 - International Royalty Corporation (TSX: IRC, NYSE-A:ROY) (“IRC”) today announced that it has entered into an arrangement agreement with Royal Gold, Inc. (NASDAQ: RGLD; TSX:RGL) (“Royal Gold”) pursuant to which Royal Gold has agreed to acquire, directly or indirectly, by way of a court-approved plan of arrangement (the “Arrangement”), all of the issued and outstanding common shares of IRC.

Pursuant to the Arrangement, at the election of the IRC shareholders, each common share of IRC will be exchanged for either C$7.45 in cash or 0.1385 common shares of Royal Gold or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million common shares of Royal Gold. If IRC shareholders elect to receive more than approximately US$314 million in cash, the number of Royal Gold common shares issued will be reduced on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, this offer consists of 0.0771 common shares of Royal Gold plus US$3.12 in cash for each fully diluted share of IRC, implying 56% stock consideration. Assuming the maximum cash election, this offer consists of 0.0700 common shares of Royal Gold plus US$3.48 in cash for each fully diluted share of IRC, implying 51% stock consideration.

IRC shareholders who are Canadian residents will also have the option to elect 0.1385 exchangeable shares of a wholly-owned Canadian subsidiary of Royal Gold in lieu of electing Royal Gold common shares. Each exchangeable share can be redeemed for one common share of Royal Gold at the election of the shareholder. No more than 7,750,000 Royal Gold common shares and exchangeable shares will be issued in the aggregate.

The Arrangement values IRC at approximately C$7491 million. This represents a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the Toronto Stock Exchange through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada Corporation of its intention to make an all-cash offer for IRC common shares.

IRC’s Founder, Chairman and CEO, Douglas B. Silver, commented that “The transaction value to our shareholders reflects the result of a rigorous bidding process that began several weeks ago. Combining the assets of these two great companies will build a giant mineral royalty company with significant growth potential. It will offer investors a high degree of exposure to precious metals, while also hosting many of the world’s youngest  and longest-lived royalties. From a personal standpoint, we have competed with Tony Jensen and his Royal Gold team over the past five years, so we have first hand experience of his strong leadership skills and his team's excellent capabilities."

1	Based on Royal Gold's share price and the currency exchange rate on December 14, 2009

A special committee of IRC’s board of directors comprised of five directors considered the Arrangement. The special committee received the opinion of its financial advisor, Scotia Capital Inc., that the consideration offered under the Arrangement is fair to the shareholders of IRC, from a financial point of view. Following the receipt of such opinion, the special committee determined that the Royal Gold offer was a superior proposal, that the Arrangement is fair to IRC’s shareholders and is in the best interests of IRC. The special committee recommended that the board of directors of IRC approve the Arrangement and the IRC board of directors, after receiving the recommendation of the special committee and in consultation with its financial and legal advisors, unanimously determined that (i) the Arrangement is fair to IRC's shareholders and in the best interests of IRC, and (ii) IRC shareholders should vote in favour of the Arrangement at the special securityholders meeting to be held to approve the Arrangement.

The Arrangement is subject to, among other things, the approval by 66 2/3% of the votes cast by IRC shareholders and optionholders at a special meeting of IRC securityholders to be held to approve the Arrangement. The Arrangement is also subject to receipt of court and any necessary regulatory or exchange approvals. The Arrangement is not subject to due diligence or a financing condition and is not required to be approved by the shareholders of Royal Gold. The Arrangement is expected to close in February 2010. Officers and directors of IRC have entered into lock-up and voting arrangements with Royal Gold under which they have agreed to vote in favour of the Arrangement common shares of IRC representing approximately 17.9% of IRC’s fully diluted common shares.

Pursuant to the terms of the Arrangement, IRC is subject to customary non-solicitation covenants. In the event a superior proposal is made, Royal Gold has the right to match such proposal, and in the event IRC’s board of directors changes its recommendation or terminates the Arrangement, IRC has agreed to pay Royal Gold a termination fee of US$32 million. In certain other circumstances where the transaction is not completed, IRC is obligated to reimburse Royal Gold’s expenses up to a maximum of US$5 million.

IRC’s board of directors and special committee have received financial advice from Scotia Capital Inc. and legal advice from Fasken Martineau DuMoulin LLP and Perkins Coie LLP.

IRC securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed with or furnished to securities regulatory authorities in Canada and the United States when they become available, as they will contain important information. Anyone may obtain copies of these documents when available free of charge under IRC’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of IRC or a solicitation of a proxy.

Conference call

IRC and Royal Gold will host a joint conference call and webcast on December 18, 2009, at 9 a.m. MST (11 a.m. EST) to discuss this announcement. The conference call can be accessed by dialing 1-800-603-2779 (United States and Canada) or +1 973-200-3960 (international), and the access code 47708536#. A live webcast of the conference and the presentation can be accessed on IRC's website at www.internationalroyalty.com.

International Royalty Corporation

IRC is a global mineral royalty company. IRC holds 84 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO
For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict, including, without limitation, the risk that the Arrangement may not be completed or, if the Arrangement is completed, uncertainties regarding the combination of IRC and Royal Gold and the ability to realize growth opportunities. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC's forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC's views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC's views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC's views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.